

December 9, 2014

<u>Via E-mail</u>
Timothy B. Goodell
General Counsel and Secretary
Hess Midstream Partners GP LLC
1501 McKinney Street
Houston, Texas 77010

> **Re: Hess Midstream Partners LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 20, 2014**
> **File No. 333-198896**

Dear Mr. Goodell:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Our Partnership Agreement, page 172

1.   We note that the First Amended and Restated Agreement of Limited Partnership provides at page A-98 that investors may be obligated to reimburse the company for expenses with respect to certain unsuccessful claims. Please revise your disclosure here to reflect this provision, including:
- the types of actions it covers,
- what the phrase "substantially achieves, in substance and amount" means,
- who is included in Partner, Person or Group," and

- who may be allowed to recover their fees and expense.

Also, include a risk factor to describe the risks to investors attendant to such expense reimbursement provision. For example, explain that the expense reimbursement provision may increase the cost of bringing lawsuits and may effectively discourage shareholder claims. As another example, please discuss whether you intend to apply the provision to claims under the federal securities laws, including to any claims related to the current offering. If so, please also disclose that courts have not determined whether such provisions conflict with the federal securities laws.

Exhibits

2.   We note your response to prior comment 2 from our letter to you dated October 23, 2014. Please file the remaining exhibits, including the opinions of counsel, the forms of agreements (to the extent any has not yet been finalized), and the prepaid forward contract now referenced at page 134, allowing sufficient time for staff review and comment.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Brett E. Braden
       Latham & Watkins LLP